

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

>   **Re: Wonder International Education & Investment Group Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **File No. 333-163635**

Dear Mr. Wei:

        We issued a comment to you on the above captioned filing on March 28, 2013. In your response dated April 19, 2013 you stated that you would amend your Form 10-K for the fiscal year December 31, 2012 by June 30, 2013 to comply with our comment. As of the date of this letter, you have not amended your filing. We expect you to amend your filing by July 29, 2013.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have any questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director